December 15, 2008
Via Edgar Submission and Facsimile: (202 772-9210)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristi Marrone
                  Daniel Gordon

Re:	optionsXpress Holdings, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
Definitive Proxy Statement filed February 29, 2008, File No. 001-32419
Ladies and Gentlemen:
We are in receipt of the letter dated December 5, 2008 from the Staff of the Securities and Exchange Commission to optionsXpress Holdings, Inc. (the “Company”) concerning the Company’s Form 10-K for the year ended December 31, 2007, Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008 and Definitive Proxy Statement filed February 29, 2008, File Number 001-32419 (the “Comment Letter”). So that we may prepare a detailed and complete response, we respectfully request an extension from ten business days to January 15th in which to reply to the Comment Letter. We anticipate our response letter will be submitted to the Staff no later than that date.
Sincerely,
/S/   DAVID A. FISHER
David A. Fisher
Chief Executive Officer
cc: Gerald T. Nowak
              Kirkland & Ellis LLP